UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 29, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                           KPN launches Simyo in Spain, dated January 29, 2008.

Press release

KPN launches Simyo in Spain	Date
29 January 2008

Number
003pe

KPN has launched today its own Simyo brand in the Spanish market. KPN  acts as MVNO (Mobile Virtual Network Operator) in Spain on the Orange network. Through this MVNO, KPN leverages its expertise in executing MVNOs and multi-brand strategies outside its current footprint, following the success in Belgium, Germany and the Netherlands . The introduction of Simyo is part of the KPN strategy to deploy different brands, like Base, in different markets in Europe. Simyo is a mobile prepaid concept based on online selfcare. The pricing is only 9 cents per minute into all networks 24 hours a day. The same tariff goes for SMS .

In addition, KPN has committed several wholesale partners like Euphony and Interbank to offer wireless services in cooperation with KPN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 1, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel